WRITER'S DIRECT DIAL 212-574-1223

January 6, 2010

BY EDGAR AND FACSIMILE

H. Roger Schwall, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aegean Marine Petroleum Network Inc.
Registration Statement on Form F-3
Filed November 5, 2009
Amendment No. 1 on Form F-3/A
Filed December 4, 2009
File Number 333-162935

Form 20-F for the Fiscal Year Ended December 31, 2008
Filed April 22, 2009
Form 6-K/A for the Fiscal Quarter Ended June 30, 2009
Filed November 12, 2009
Response Letter Dated December 4, 2009
File Number 001-33179

Dear Mr. Schwall,

We refer to: (i) the Registration Statement on Form F-3 (the "Registration Statement"), filed by Aegean Marine Petroleum Network Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on November 5, 2009; and (ii) the annual report on Form 20-F for the year ended December 31, 2008 (the "Annual Report"), filed on April 22, 2009.

By letter dated November 30, 2009, the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement and the Annual Report.  On December 4, 2009, the Company responded to the Staff's letter and filed Amendment No. 1 to the Registration Statement via EDGAR.  By letter dated December 23, 2009, the Staff provided the Company an additional comment.

This letter responds to the Staff's comment.

Securities and Exchange Commission
January 6, 2010

Form 20-F for the Fiscal Year Ended December 31, 2008

Protection and Indemnity Insurance, page 42

1.
We considered your response to the prior comment 10 in our comment letter dated November 30, 2009 and reissue this comment.  Please describe for us the provisions and additional liabilities you might be responsible for upon termination of your current coverage.

The Company advises the Staff that under the Company's arrangements with its protection and indemnity association ("P&I Association"), the Company makes "release advance call premium payments" on all of its P&I policies under an advance call arrangement.  A member that has made such payments is not liable for supplemental calls for deficiencies in the funding of such association.  Accordingly, the Company would not be responsible for any additional liabilities upon termination of any of its P&I policies.  Consequently, the Company expenses its calls, and has not recorded a liability for amounts due to its P&I Association.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Arthur Kozyra at (212) 574-1363.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc: Mr. E. Nikolas Tavlarios, President
Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171

SK 23250 0002 1059702